PEREGRINE PHARMACEUTICALS, INC.

RONIN TRADING LLC & SW INVESTMENT MANAGEMENT LLC

SHAREHOLDERS SEEKING CHANGE

October 30, 2017

DISCLAIMER

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Ronin Trading, LLC, SW Investment Management LLC or any other participant in their solicitation (collectively, "Ronin") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Ronin, and are based on publicly available information with respect to Peregrine Pharmaceuticals, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

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WHO WE ARE

- Ronin Trading, LLC ("Ronin") is a Chicago-based proprietary trading firm managed by John Stafford III

- SW Investment Management LLC ("SWIM") is a Chicago-based fund manager founded and managed by Stephen White

- Combined, Ronin and SWIM ("We") own approximately 9.6% of Peregrine Pharmaceuticals, Inc. ("Peregrine" or the "Company")

- We have nominated a slate of 6 independent directors to Peregrine's Board of Directors (the "Board") to seek to change Peregrine's strategy, improve its culture, and increase shareholder value

- Despite the recent unilateral changes, we continue to believe that the Board must be reconstituted with directors with relevant industry experience and an ability to act in shareholders' best interests

BRIEF HISTORY OF OUR INTERACTION

- In early 2017, we had held multiple discussions with Peregrine's management to express our strong disapproval of the Company's poor corporate governance, interest misalignment with shareholders, equity dilution, financial losses, and inexperienced Board (among other things)

- Despite multiple conversations over a number of months, we were deeply unsatisfied with management's responses. Based on these conversations and what we believe was (and still is) a large interest misalignment between the Company's leadership and shareholders, we did not believe the Board would change Peregrine sufficiently, if at all, unless they were held accountable. The Board refused to speak with us about our concerns

- We concluded that the only path to create value for shareholders was a replacement of the majority of Peregrine's Board

- Recently, the Company has begun implementing some of the things we publicly and privately argued for. We believe these recent actions validate our concerns and demonstrate that we understand what is best for Peregrine better than its own Board and management

- The Board only began making these changes after we nominated three director candidates in July 2017. We believe an outpouring of shareholder support for our efforts, rather than a genuine interest to improve Peregrine, was responsible for the Board's abrupt pivot

- We are unsatisfied with the changes the Company has made, including the new composition of the Board. We fully believe that a wholesale change in Peregrine's Board with our candidates is in the best interests of the Company and its shareholders

TYPICAL ACTIVISM VS OUR APPROACH

Common Activist Strategy	Our Strategy
Elect themselves to a company's board	We are NOT nominating ourselves to Peregrine's Board. We believe the Company's Board should be composed of high quality, industry professionals who have records of shareholder value creation and the highest ethical standards. We have no interest in running Peregrine ourselves
Sell the company for a quick gain	We do NOT want Peregrine to sell its main business (and substantially all of the Company's assets), Contract Design and Manufacturing ("CDMO") subsidiary Avid Bioservices, Inc. ("Avid Bioservices"), for a quick "flip." In fact, when the Incumbent Board tried to sell Avid Bioservices in 2017, we argued that it was not in shareholders' best interests. We believe that managing Avid Bioservices with a long-term outlook is in the best interests of shareholders
Reduce expenses and investments	We have repeatedly stated that significantly more capital should be invested into Avid Bioservices in the form of both people and equipment. We believe Peregrine must suspend its unsuccessful clinical development business in order to allocate the needed amount of capital to Avid Bioservices
Nominate directors with close ties	Our nominees are all completely independent from us, have no affiliation with our firms of any kind, and have no current or prior affiliations with each other apart from Peregrine

PEREGRINE'S INCUMBENT BOARD

These four people represented the <u>entirety</u> of Peregrine's Board from December 16, 2008 – September 11, 2017

-66% stock performance over this period

Director	Role	Tenure
Carlton Johnson	Non-employee Director; Chairman	18 Years
Eric Swartz	Non-employee Director	18 Years
David Pohl	Non-employee Director	13 Years
Steven King	Employee Director; CEO	14 Years

"Incumbent Board Members"

"Incumbent Independent (Non-employee) Board Members"

Sources: SEC filings

These four people represent the <u>majority</u> of Peregrine's Board

PEREGRINE'S SLATE IS UNACCEPTABLE – MORE OF THE SAME

- Incumbent Board Members have carefully composed the Board to retain control among themselves

- Incumbent Independent Board Members have no relevant experience

- Incumbent Board Members have records of shareholder value destruction

- Peregrine's three newest directors were appointed only after support for our efforts to change Peregrine's leadership became clear

- We believe it is both unnecessary and inappropriate to have two insiders on the Board, especially when one directly reports to another. We believe Peregrine's Incumbent Independent Board Members are not truly independent

- Peregrine's slate has just two independent members who possess relevant experience

Incumbents Majority

Conflicted

Minority

Director	Director Since	PPHM Stock Price During Tenure	Profession	Incumbent?	Independent
Carlton Johnson	1999	-81%	Legal	Yes	🙄
Eric Swartz	1999	-81%	Finance	Yes	🙄
David Pohl	2004	-89%	Legal	Yes	🙄
Steven King	2003	-94%	Clinical Science	Yes	No
Roger Lias	2017	N/A	CDMO	No	No
Mark Bamforth	2017	N/A	CDMO	No	Yes
Patrick Walsh	2017	N/A	CDMO	No	Yes

Stock price from day after respective board appointment through 10/26/17 Carlton Johnson was appointed 11/3/99; Eric Swartz was appointed 11/3/99; David Pohl was appointed 10/25/04; Steven King was appointed 10/14/03. Minimum of one year tenure required to be considered incumbent. Sources: Bloomberg; Company press releases; SEC filings

PEREGRINE CANNOT AFFORD MORE R&D

- Peregrine cannot afford more R&D without simultaneously destroying the value of Avid Bioservices, which we believe is an excellent growth business

- In FY2016 and FY2017, R&D expense represented substantially all of Peregrine's net loss

- Persistently high R&D has caused Peregrine to receive ten "going concern" notices from its auditors since 2003

- Peregrine's clinical development business, which has so far been unsuccessful, is better off in the hands of a larger company that can afford the R&D and has a track record of clinical development



Peregrine – R&D vs Net Income (millions)

Source: SEC filings

EXCESSIVE SHAREHOLDER DILUTION

- To fund R&D, Peregrine has diluted its shareholders by an average of 30% annually since 2010 and 640% cumulatively

- All else equal, a shareholder of Peregrine would have lost 84% of his/her investment through dilution alone



Peregrine Fully Diluted Shares Outstanding (millions)

640% dilution since 2010

Sources: SEC filings; Bloomberg

AVID BIOSERVICES – OVERVIEW

Key points about Avid Bioservices

- Avid Bioservices is a Contract Design and Manufacturing Organization ("CDMO") that produces Advanced Pharmaceutical Ingredients ("API") for third party biotech customers

- API production focuses on monoclonal antibodies ("mAb") for biologic and biosimilar drugs

- Two commercial current Good Manufacturing Practices ("cGMP") facilities; 15 years of operating history

- Early adopter of single-use bioreactor technologies, which has been a growing trend among CDMOs

Key points about the CDMO business

- CDMOs are paid based on API volumes and typically do not have any direct price risk related to the drug

- Customers are very quality-sensitive; regulatory track records and scientific capabilities are critically important when selecting a CDMO – creates large barriers to entry

- Intense regulatory backdrop creates a sticky customer base that has little incentive to change API suppliers – creates high switching costs

- The cost of API is usually less than customers' R&D or G&A expense – creates a relatively benign pricing environment

- There are high fixed costs to running a CDMO, therefore, capacity utilization is a key driver of profitability and return on capital – creates high operating leverage

AVID BIOSERVICES – AN EXCELLENT GROWTH BUSINESS

- Avid Bioservices has grown quickly in spite of Peregrine's management and Board allocating hundred of millions in capital away from it

- We believe that Avid Bioservices' results would be significantly better with experienced leadership and a structure that allowed it to thrive

- We believe that there is a lot of "low hanging fruit" to increase revenue and profitability by simply having focused leadership and a structure where it is not forced to compete for capital and resources



Avid Bioservices (millions)

Source: SEC filings

AVID BIOSERVICES – POSITIONED FOR SUCCESS

- "Our data shows that demand will be outstripping capacity probably for about the next five years. The other thing that I'd like to point out is we know that 40% of the pipeline is currently biologics and 70% of the pipeline in biologics are going to require less than 5,000-liter capacity at full commercial scale." – *John Chiminski, Catalent CEO, November 8, 2016*

- "Dislocation between supply and demand should present a clear opportunity for CDMOs with <5,000L and single-use infrastructure and equipment vendors." – *JP Morgan, Life Sciences Deep Dive, March 1, 2017*

- "So we definitely are further as we speak preparing for the growth in that modality which is mammalian biologics which is -- we're doing extremely well and we are extremely positive going forward because we have laid the ground for further ongoing growth and we are in very good talks going forward. And here just to say we are positive about the margins." – *Richard Ridinger, Lonza CEO, January 25, 2017*

- "So yes, so bioproduction is definitely a lumpy business. And the long-term prospects for bioproduction is fantastic. When you think about the demand for biologics, biosimilars, vaccines in the pipeline, we're very bullish. One of the leading indicators we have is our biosciences business serves the research customer base with those technologies, especially media and sera. And that business is incredibly robust, so the activity level is very strong. So nothing is changing on the long-term outlook." – *Marc Casper, Thermo Fisher CEO, July 26, 2017*

AVID BIOSERVICES SHOULD BE A STANDALONE COMPANY

- Avid Bioservices and Peregrine's clinical development programs are two incredibly different businesses – different capital requirements, scientific and operational expertise, revenue streams, etc

- Avid Bioservices is a great business whose value is being destroyed by Peregrine's inexperienced and conflicted management and Board

- We communicated to management our concerns about the necessary change in strategy, but they indicated to us that they were intent on continuing Peregrine's R&D program, and had no intention of suspending or monetizing its clinical development operations which we believed would create value for shareholders

Avid Bioservices	
Good Assets?	✅ Yes
Good People?	✅ Yes
Good Management?	❌ No

Fixable →

DOES THIS SOUND LIKE GOOD MANAGEMENT?

"Peregrine Pharmaceuticals announces reverse stock split…Intended to Enable Continued Listing on the NASDAQ Capital Market." – *July 7, 2017, Company press release*

"…we have concluded that there is substantial doubt about our ability to continue as a going concern…" – *July 14, 2017, 10-K*

"Therefore, unless and until we are able to generate sufficient revenue from Avid's contract manufacturing services or from the sale or licensing of our product candidate under development, we expect such losses to continue through the foreseeable future, and as a result, we must raise additional capital during fiscal year 2018 in order to fund our operations and to execute our business plans beyond March 2018." – *July 14, 2017, 10-K*

"While we missed our revenue guidance of $60 to $65 million…" – *July 14, 2017, Company press release*

"Personnel supporting the Avid Bioservices CDMO business, a wholly owned subsidiary of Peregrine Pharmaceuticals, was reduced by 20% to 184 employees to align operations with the reduction in forecasted revenues." – *August 11, 2017, Company press release*

"…we experienced idle capacity in our Myford facility during the first quarter of fiscal year 2018 ended July 31, 2017, and we expect such idle capacity and underutilization of our manufacturing facilities to continue for the remainder of fiscal year 2018 based on current customer commitments." – *September 11, 2017, 10-Q*

STEVEN KING, CEO, UNFIT TO REMAIN AT PEREGRINE

- Under Mr. King's leadership as CEO since March 19, 2003, Peregrine has:

  - Increased fully diluted shares outstanding by 1,252% cumulatively; 20.4% annualized

  - Never reported a single quarterly net profit

  - Not developed any drugs to commercial success

  - Not partnered with any large pharmaceutical firms

  - Reverse-split its stock on two separate occasions

  - Received three separate NASDAQ delisting notices

  - Received ten separate going concern notices

  - Received one notice of default from lenders

  - Settled a shareholder lawsuit whereby Peregrine was forced to pay $1.5 million and re-strike options

  - Seen its stock price decline by 78%

  - Paid Mr. King over $11.5 million in total compensation, cumulatively

We would like the Board, and specifically its three newest members, Roger Lias, Mark Bamforth, and Patrick Walsh, to publicly justify Mr. King's continued employment as Peregrine's CEO, and his compensation of over $1 million annually in recent years

Sources: SEC filings; Bloomberg. Stock performance from 3/20/03-10/26/17

BEWARE OF STEVEN KING'S "EXCITEMENT"

- Despite Peregrine's continual struggles under Mr. King's leadership, one thing has remained amazingly consistent: Mr. King is constantly "excited"

- Blue bar chart shows the number of times Mr. King said he was "excited" or referred to Peregrine as "exciting" during the corresponding quarter's conference call

It's time to stop listening to what Mr. King has to <u>say</u> and focus on what he has <u>done</u>



Peregrine Stock Price vs. Steven King's Excitement
aka "What They Say vs What They Do"

Sources: Bloomberg; Thomson Reuters. Stock price from 5/1/06-4/30/17

NAMED EXECUTIVE OFFICERS – LACK OF RELEVANT EXPERIENCE

Person	Title	Year Started at Peregrine	Prior CDMO Experience?
Steven King	CEO	1997	❌ None
Paul Lytle	CFO	1997	❌ None
Roger Lias	President, Avid Bioservices	2017	✅ Yes (Hired September 2017)
Joseph Shan	VP Clinical & Regulatory Affairs	2000	❌ None
Shelley Fussey	VP Intellectual Property	2005	❌ None
Mark Ziebell	VP General Counsel	2012	❌ None

Source: SEC filings

We would like the Board, and specifically its three newest members, Messrs. Lias, Bamforth and Walsh, to publicly justify Mr. Lytle's continued employment as Peregrine's CFO, given the Company's abysmal financial record during his long tenure

A PLAN TO CREATE VALUE

1. Suspend clinical development business

   a) Monetize all clinical development assets

   b) Immediately realign cost structure

2. Focus on Avid Bioservices

   a) Hire new management with CDMO experience, good track records, highest ethical standards, prior C-Level experience

   b) Invest substantially more into lab and analytical equipment, process scientists, sales staff, capacity, etc

   c) Provide equity incentive plans to attract and retain top operational and managerial talent

Key Points

- This is a SIMPLE plan that can be implemented quickly, at minimal cost to shareholders

- A monetization process by capable and aligned directors is the ONLY way to discover the value of Peregrine's clinical development assets since the Company has not partnered with any pharmaceutical firms and does not have any commercial products

- We believe this is by far the best plan for the Company. We believe all other plans will either destroy value and/or are unfeasible due to a variety of legal and practical problems

PEREGRINE'S BOARD TRIED TO SELL AVID BIOSERVICES

- In late-2016, Peregrine hired RBC Capital Markets to run a sale process for Avid Bioservices

- Management appears to have wanted to use the sale proceeds to fund more R&D, as well as capitalize the company to continue extremely high compensation for the Board and management

- We explained to management that we vehemently disagreed that selling Avid Bioservices was in the best interests of shareholders; we reminded them that shareholder approval would be required and we would not support it

- We explained to management that the only plan that could create value was a sale of Peregrine's clinical development activities and a refocusing on Avid Bioservices

- Management was unreceptive to our ideas and the Board refused to speak with us

How can Peregrine's Board be trusted to run Avid Bioservices for the long-term when just a few months ago the Board was trying to sell it to fund more R&D?

THE BOARD DAWDLES, SHAREHOLDERS LOSE

- While Peregrine's Board fumbled with what to do with the Company's strategy, they diluted shareholders by 28% in just four quarters

- We believe the recent dilution suffered by shareholders was needless and was the direct result of Board and management incompetence, plus misaligned interests

- Incumbent Board Members possess no prior CDMO experience, therefore, focusing on Avid Bioservices might jeopardize their own jobs and the extremely generous compensation that has come with those jobs



Peregrine Fully Diluted Shares Outstanding (millions)

28% dilution

Source: SEC filings

PEREGRINE'S SLATE IS _**NOT**_ CHANGE

- Peregrine's slate retains control of the Board with Incumbent Board Members

  - Incumbent Board Members have overseen Peregrine's enormous shareholder value destruction for many years

  - Incumbent Independent Board Members have absolutely no experience with CDMOs or anything remotely related to it

- Peregrine's slate allows Company employees to represent almost 30% of the Board

  - We believe it's both unnecessary and inappropriate for two employees to sit on Peregrine's Board

  - Roger Lias is unequivocally conflicted because he is a direct report to Steven King, Peregrine's CEO. Mr. Lias is currently Avid Bioservices' President and a director of Peregrine despite no prior C-Level or board experience in his career

- Peregrine's Board gives employees and Incumbent Board Members 71% (5/7) representation

  - We believe there is no justification for any of the Incumbent Board Members to remain

CORP GOV FAILING #1 – IMMATERIAL OWNERSHIP

- Incumbent Independent Board Members own approximately 0.22% of Peregrine's common stock

- It has been over nine years since an Incumbent Independent Board Member personally purchased shares in the open market

- David Pohl has never purchased a single share of Peregrine in his 13 year history as a member of the Board

- The vast majority of option awards are out-of-the-money, causing little interest alignment

- Extremely long tenures have given Incumbent Independent Board Members more than enough time to align their interests with shareholders – they haven't

Director	Shares Owned	% Outstanding	Director Since
Eric Swartz	96,017	0.2%	1999
David Pohl	286	0.007%	2004
Carlton Johnson	1,095	0.003%	1999

Source: SEC filings; Bloomberg

CORP GOV FAILING #2 – EXCESSIVE COMPENSATION

- Incumbent Independent Board Members were each paid on average over $525,000 annually over the last five years

- In 2010, Incumbent Independent Board Members were each paid on average over $625,000, and in 2015, were each paid on average over $709,000

- Peregrine recently stated: "The Compensation Committee expects that existing non-employee directors will transition to the new non-employee director compensation program over a period of time." – we find this both inadequate and insulting

Source: 8-K on 10/23/17



Peregrine Director Total Compensation

Source: SEC filings

CORP GOV FAILING #2 – EXCESSIVE COMPENSATION

- Peregrine's average Incumbent Independent Board Member compensation in FY2017 was 48% higher than a group of multi-billion dollar companies including both pharmaceutical firms and CDMOs

- The highest paid director at Pfizer Inc, (Dennis Ausiello, Lead Director, $400,626) the second-highest company on this list, was not even paid what Peregrine's Incumbent Independent Board Members were on average paid in FY2017



Average Director Total Compensation Last Reported Fiscal Year

Source: SEC filings; Bloomberg. FY2017 Peregrine peer group from proxy. Data only includes directors who served the full year.

CORP GOV FAILING #2 – EXCESSIVE COMPENSATION

- Incumbent Independent Board Member average director compensation in FY2017 was 165% higher than the Company's chosen peer group average, and this was after a 20% reduction in pay from FY2016

- Only 2 out of Peregrine's 23 peer group companies (Madrigal Pharmaceuticals Inc, Endocyte Inc) have multiple employee directors. The average total board member compensation for those two firms was approximately $92,000

- We believe these facts show a pattern of shareholder abuse among the Incumbent Board Members



Peregrine's FY2017 Peer Group Director Total Compensation Last Fiscal Year

$413,800

165% higher

$156,331

Source: SEC filings; Bloomberg. FY2017 Peregrine peer group from proxy. Data only includes directors who served the full year.

CORP GOV FAILING #3 – LACK OF EXPERIENCE

- Despite their outrageously high compensation, no Incumbent Independent Board Member possesses any prior experience with CDMOs or businesses related to it

- Peregrine's CEO, Steven King, did not hold an operational role with Avid Bioservices and recently resigned as its President. He has no prior CDMO experience

- The lack of CDMO experience among Incumbent Board Members exemplifies the inappropriateness of their service

Director	Profession	Current Employer[1]	Biologic Manufacturing Experience?	Clinical Development Experience?
Eric Swartz	Finance	None	None	None
David Pohl	Legal	None	None	None
Carlton Johnson	Legal	None	None	None
Steven King	Clinical Science	Peregrine	None	Yes

1) According to publicly available information, Mr. Pohl is "Of Counsel" at the law firm Harold & Sager. "Of Counsel" is not an employee, and Mr. Pohl's activity with the firm is unknown. Mr. Johnson is described as "self-employed" which is ambiguous, and biographical information does not list a company name. Mr. Swartz's former investment companies that he founded appear no longer active. Mr. Swartz was most recently an employee of NMS Capital Advisors LLC, but FINRA records show he is no longer at the firm, and he is not listed on the firm's website. Sources: Company; SEC filings; FINRA

We would like Peregrine's three newest Board members, Messrs. Lias, Bamforth and Walsh, to publicly justify why it is in the best interests of shareholders for each particular Incumbent Board Member to continue serving on Peregrine's Board

CORP GOV FAILING #4 – QUESTIONABLE INDEPENDENCE

"…a director will not qualify as an 'independent director' if, in the opinion of our Board of Directors, that person has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director." – *Peregrine FY2016 Proxy*

- Messrs. Johnson, Swartz, and Pohl appear to rely on Peregrine for most of their personal income

- Messrs. Johnson, Swartz, and Pohl have collectively been paid over $12.9 million in total compensation by Peregrine since 2005

- Messrs. Johnson, Swartz, and Pohl have served on Peregrine's Board together for over a decade

- Messrs. Johnson and Swartz were business partners for almost two decades

- Messrs. Johnson and Pohl were board members together at Patriot Scientific Corp. for six years

- Messrs. Johnson and Pohl have each had prior business dealings with Mark Ziebell, a named executive officer (Vice President, General Counsel) for Peregrine since 2012. Mr. Ziebell previously represented Patriot Scientific Corp. and CryoPort, Inc., companies where either Mr. Johnson or Mr. Pohl (or both) have served as directors

Are shareholders supposed to trust the same directors who paid themselves so egregiously to honestly determine their own independence?

Given these relationships, their excessive compensation, and the Company's abysmal performance during their tenure, we believe Messrs. Johnson, Swartz and Pohl are dependent on the Company for personal income, and each other for entrenchment

Source: SEC filings

CORP GOV FAILING #5 – CONSISTENT FAILURE ON BOARDS

- Every company experienced triple-digit percentage increases in fully diluted shares outstanding during board tenures

- Companies often had no revenues for many years

- Since Mr. Pohl resigned from Patriot Scientific Corp's board in 2007, its stock price has declined 99%

- ECOtality, Inc. filed for bankruptcy a year after Carlton Johnson resigned from its board

Director	Company	Board Tenure	Fully Diluted Shares Increase During Tenure	Stock Performance During Tenure
David Pohl	Max Sound Corp.	2014 – Present	230%	-97%
David Pohl	Patriot Scientific Corp.	2001 – 2007	675%	39%
Carlton Johnson	Cryoport, Inc.	2009 – 2012	575%	-84%
Carlton Johnson	ECOtality, Inc.	2009 – 2011	570%	-91%
Carlton Johnson	Patriot Scientific Corp.	2001 – Present	645%	-94%

Sources: SEC filings, Company press releases; Bloomberg. Mr. Pohl was appointed to Max Sound Corp's Advisory Board on 8/28/14. Mr. Pohl was appointed to Patriot Scientific Corp's board in April 2001 (date undisclosed) and resigned on 6/5/07. Mr. Johnson was appointed to Cryoport Inc's board on 5/4/09 and resigned on 3/1/12. Mr. Johnson was appointed to ECOtality Inc's board on 10/30/09 and resigned on 12/15/11. Mr. Johnson was appointed to Patriot Scientific Corp's board on 8/5/01. Fully Diluted Share Count is based on the fully diluted shares outstanding at the end of the quarter in which each person was appointment to the board, versus the fully diluted shares outstanding in the quarter in which the person resigned from the board.

SHAREHOLDERS ARE READY FOR CHANGE

- Institutional Shareholder Services ("ISS") has recommended "WITHHOLD" votes for all three Incumbent Independent Board Members in each of the last three years

- In FY2016, Incumbent Independent Board Members received on average 30% of the voting shares as WITHHOLD despite running unopposed

- "WITHHOLD votes are warranted for compensation committee members Carlton M. Johnson Jr., David H. Pohl, and Eric S. Swartz due to continued problematic pay practices and the board's failure to adequately respond to shareholder concerns." – *2016 ISS Proxy & Voting Analysis, Peregrine Pharmaceuticals Inc*



Peregrine % Voting Shares Withheld at Annual Meeting

Source: SEC filings

CONCLUSION

- Peregrine needs a fresh start at the Board level

- An overhaul of Peregrine's Board is justified given the Board's history

- We believe Peregrine's Board has many deficiencies that must be addressed by independent directors with relevant industry experience who were not hand-picked by the Incumbent Board Members

- We believe that election of our director candidates is in the best interests of both the Company and its shareholders